Filed by NorthWestern Energy Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: NorthWestern Energy Group, Inc.
Commission File No.: 000-56598
Date: September 11, 2025

On September 11, 2025, BofA Securities published a video interview with Brian Bird, president and chief executive officer of NorthWestern Energy Group, Inc. (“NorthWestern”), which is a party to a previously disclosed Agreement and Plan of Merger, dated as of August 18, 2025, with Black Hills Corporation, a South Dakota corporation (“Black Hills”) and River Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Black Hills. The following is a transcript of that interview:

Ross Fowler, BofA Securties (00:00):
Welcome back everybody to the CEO Fireside Chats hosted by Bank of America from the EEI CEO Conference out here in Colorado Springs. Rolling through day three and very, very welcome. Welcome to you Brian Bird, CEO of Northwestern Energy.
Brian Bird (00:15):
Thanks, Ross. Great to see you again. Thank you.
Ross Fowler (00:17):
Nothing going on. Not much to talk about.
Brian Bird (00:19):
No, it's pretty quiet, pretty quiet Summer.
Ross Fowler (00:22):
So, let's get into the M&A transaction because that's obviously the top of mind for everyone, key drivers in your thought process as you strategically walked through this merger, as you thought about the M&A transactions from a strategic perspective, how did you get from a, just generally thinking about it to be actually consummating announcing this deal?
Brian Bird (00:45):
I think over time, I think Ross, this has been with Northwestern for almost 23 years and I've seen a lot of things happen over the years, but scale and scope get to be so much more important today. And we've talked to Black Hills for ages about this type of transaction and we just felt the social issues lined up and everything seemed to make sense and obviously we're both four to 6% EPS growers. As we sat down and talked about this, we saw a means to get to five to seven, that was huge. But longer term, the real advantage here is the scale that we're going to bring. I think that's going to release a lot of value in the going forward company stock. I think it's creates better opportunities, I think a much larger footprint and more people to put towards opportunities and it's a more competitive landscape for the utilities than it used to be. We used to compete for capital, now we compete for large load. And I think just being bigger is that much more important. And I think that's just the most critical aspect of this. And obviously people have been talking about scale for so long, and I will acknowledge putting these two companies together isn't maybe the scale that others see in the industry for much larger utilities, but we've got to start somewhere and this is certainly going to help the two of us be better and stronger.
Ross Fowler (02:11):
I know scale matters in this business as we go forward because the demand picture has changed, right? Managing supply chains, managing large flow, we're all competing for that now in the utility sector, so that's really fantastic. And then you mentioned five to seven instead of four to six. So how are you thinking about the key drivers of that increase in the growth rate as you look at the potential combined entity here?
Brian Bird (02:36):
Yeah, I think first and foremost, I think Black Hills had equity in their plan. When we put together our plans, looked at the combined balance sheets, we saw a means to go forward with our existing capital plans without any equity. So that was first and foremost. Secondly, there are going to be combination benefits. I'm not going to lay out exactly what those are for you to hear today, but those benefits certainly are going to be helpful. And then third, I think from a dividend perspective, Black Hills is a great tradition of a growing dividend. Obviously, we do since our emergence from bankruptcy, but the speed at which you're going to grow that dividend may be a little bit slower. That might be part of the solution as well. I think longer term is we are able to capture higher growth opportunities. Equity will probably come along with that, but we're going to have to be very focused on a creative equity or creative capital investment, if you will, from an equity perspective. So, we feel very, very good about the five to seven, but we also feel on top of that we can expand what we're doing from an opportunity standpoint or capital. We both have opportunities in our regions that we are focused on today and should be focused on today, but we think collectively we'll be better able to capture those.
Ross Fowler (03:48):
That's fantastic. And some of that's related to data centers certainly, which we'll get into in a minute. But obviously in the utility industry we have to go through regulatory processes to get these things done and approvals. So, what do you see as the sort of gates you have to walk through from here to get the transaction to close?
Brian Bird (04:10):
Yeah, like I said, I've been around a long time, Ross, we went through this drill in the 2006 timetable with a sale of the company that was to a financial buyer with a substantial premium. And I think at the time the commission was concerned about the financial health of the buyer and of what would impact that would have on utility. This is a completely different transaction. This is a merger of equals, we're going to have a bigger balance sheet, we're going to be financially stronger. It's going to be difficult, I think, for commissions to say no to this. And I guess I put it in this context, combination benefits will be there and ultimately as we know, those benefits will accrue to customers ideally over time through rate reviews. And so, it's going to be difficult to say, here's an opportunity for us to moderate increases in the future as a result of this merger and make us bigger and stronger as well and better for our communities. I think it's going to be hard to say no, but there's always that risk.
Ross Fowler (05:11):
Right, you have to walk through the process. So, I know you're not going to lay out sort of the magnitude of the potential benefits, but can you maybe discuss the areas where you see the biggest benefits potentially occurring as you bring this together? Is it supply chain, is it workforce, human capital management? Where do you see, we talked about financing, that's obvious right to everyone on my side of the table, but operationally maybe where do you see the pinpoints of that?
Brian Bird (05:43):
Yeah, I think the scale aspect from a supply chain, we went there. Obviously, we see that already. And I think about a vendor perspective. I don't want to pick on any particular vendor, but there's many. We're not going to have to pay both of us pay the same vendor and what we ultimately may pay them be slightly more than we pay them on their own, but it's going to be significantly less than what we collectively pay today. So that's first and foremost. I think we're going to see we're not going to have two CEOs, you're not going to have two boards, those types of expenses. There'll be some primarily at the top of the business you're not going to have the same, you're going to have some issues in terms of I don't need two chief legal officers, those types of things. And I think that there'll be some issues I guess at the next layer for some of that. But I would tell you from an operational perspective, we want to make sure that the business is serving customers as it should and not rock that boat too much, particularly the start. But over time, we want to want to take the best practice of these two utilities and be more efficient. I'd argue with those savings ultimately much of that's going to come through attrition and we will be much more prudent as open positions come up say, what are we doing here? We should think about how we can move forward with fewer people in that regard. So, I don't really want to upset the business too much. I think that also has a regulatory risk associated with the headcount, but there are other expenses that we're going to reduce as a result of the combined entity.
Ross Fowler (07:09):
And then just as you think about putting these two transmission systems together, are there efficiencies there?
Brian Bird (07:15):
Yeah, I think we have regional transmission opportunities in Montana, multiple. And one that does stand out all of a sudden. It certainly is an option today, but path 80 investment with ourselves, Black Hills and Basin Electric, that becomes seems to be more strategic, the ability to effectively connect your systems. And so, we have a lot of opportunity already in Montana from electric transmission perspective within our system. Also in a regional perspective, but I think this ability to connect system is going to be substantially important to us all.
Ross Fowler (07:54):
So, let's move off of M&A and maybe talk about NWE standalone for a minute. We've still got a little piece of the Montana rate case to walkthrough right this fall. Can you kind of give us the timeline there? The Yellowstone generating plant seems to be the one remaining thing that we're negotiating here with the commission. And then as you get through that, well maybe we'll start there in the last.

Brian Bird (08:22):
Yeah, I think I would say this, first of all, the whole thing hasn't been decided yet. And even though you mentioned there's some small issues, but I certainly would like to have them approve the settlements that are there, both on both the gas and electric and on the gas side. There's no issues really to deal with other than the settlement. So hopefully that is something that the commission will certainly approve on the electric side, you're right, Yellowstone county's a big issue yet. And then the PCCAM in terms of the actual PCCAM amount has to be determined. Those two issues. And I guess on Yellowstone County, I'd say this from this perspective, that's a critical piece for us from a resource adequacy standpoint and how we were able to build that plant during legal challenges and everything else to bring that plant on at a very reasonable cost. I believe we could sell that plant today, the demand for gas fire generation is.
Ross Fowler (09:14):
That nothing could go up.
Brian Bird (09:15):
We could sell that plant for more than what we paid for. And so, I hope the commission truly appreciates that when they make that decision.
Ross Fowler (09:23):
Well think about replacement cost. Even Brian, I mean what we're hearing for replacement cost of new natural gas combined cycle generation is 2200 to 2,400 a KW well above what you bill the cost.
Brian Bird (09:35):
And it's a function now of everyone's talking about, I've got turbines and it's the issue here. It's a supply and demand. It's a simple equation and I just hope there's an understanding. Obviously, this was there for our regulated business and it should be serving our customers. It's a solution for our resource adequacy. I assume they'll ultimately get there, but I can't obviously say with certainty, but I think the costs we showed were prudent and particularly consider the headwinds we had to get there and ultimately serve our customers. I feel confident, but we'll have to get three out of five votes.
Ross Fowler (10:08):
Yep. All right. So that sort of sets us up. How do you assess regulatory lag going forward in Montana, right? We're going to settle the rate gate, hopefully they approve the settlement, hopefully get through the Yellowstone issues this fall. What do you see as the regulatory lag dynamics and going forward? Another way of asking the question is how often are you going to have to file?
Brian Bird (10:29):
Yeah, I mean that is the right way to answer that question. I would say this, we've been pretty open that we're going to be more frequent. I mean, ideally it's every other year. The unfortunate part is it takes so long to process a case. It feels like it's every year by the time you, right? But at the same time, the amount of investment we need to serve customers is pretty significant. And so, the ability is it's really, it's a two-way street. It'd be helpful for the commission to look for ways to help us not have to come in every year, other jurisdictions that have means for that to happen.

Ross Fowler (11:07):
Yeah, attrition, revenue trackers, all that kind of stuff.
Brian Bird (11:10):
All of those things. But until those things come into their purview of something they'd like to see us do, we're going to have to follow the current process. And that's likely an every other year type filing. Now I will, you're asking standalone questions. But on a combined basis, again with the ability to capture combination benefits over time, that may allow us to stay out a little bit longer.
Ross Fowler (11:33):
Right. That makes sense. And then data centers, I mean that's really what we're talking about in all US supply demand equation that we mentioned, sort of the need for scale is connected to a lot of this large load growth. You're in a process in Montana now with the data center inquiry. Our understanding, and please correct me if I'm wrong, is that the tariff needs to be developed before you go beyond these first two projects that you've got in Montana. Is that correct? And where are you in the process of that?
Brian Bird (12:02):
Yeah, I think from our perspective, we believe these first two we can do because we have available load today to serve them to use our existing tariff, the commission still, they're going to have a hearing on that particular issue. I think the worst case outcome from that should be why don't you bring these two projects that you have out there right now? Why don't you bring them in with the tariff for approval? And we would be fine with that if we ultimately got to that.
Ross Fowler (12:32):
And then on data center load, and you gave us a little bit on the last earnings call, but talk about the backlog that you're seeing, the demand that you're seeing beyond these first two that are out there, that are others that are coming, just contextualize the scale of the growth. I think that's one of the things that investors always kind of struggle with. What's real, what's not? How much is there? And I'm sure it's changing all the time as you talk to different people but just contextualize the scale of it for us.
Brian Bird (13:03):
Yeah, the thing that problem is sometimes you have folks that are in the queue, if you will, and they're still trying to figure out how exactly they're going to deliver on all the things they need to do. So, for me to say I've got X number behind the three that we're currently talking about, it's hard to do. But we are talking to a number of folks in Montana that seems to be where most of the interest is. South Dakota, we need some sales tax help in the state of South Dakota, but we certainly have interest there too. And we have desired to have at least a data center in South Dakota as well in our system. So, I can't help you out much more than that, Ross, other than what we've shared. But we are certainly talking to quite a few folks. We'd really like to capture the three that we have in front of us, very importantly here in the coming months. And behind that, I think we're going to certainly have to look at some build. We've talked about build, don't transfer with the Quanta party that you've heard that I think something's ideal from a regulatory standpoint to use a preapproval standard to do that. And I think that's how we probably look at things beyond that until we have certainty from the commission's perspective of how they want us to work with data centers. It's kind of hard for us to plan for.

Ross Fowler (14:23):
Right. No, that makes sense. And then when do you expect to file the next integrated resource plan? Because that's really the way you get to like, okay, all this demand is coming, this is what we see, and here's sort of the supply plan to get there. Right? Because one of the things that's been interesting in my conversations with investors around data centers is it's almost backwards in the utility industry. We know what the demand or we project the demand, we need to make sure we have the supplies can't catch up quickly, right? Demand cannot outstrip supply. It's not the way around. But in the integrated resource plan, do you think about utility generation ownership and rate base? How do you think about generation ownership in the longer term?
Brian Bird (15:08):
Ideally, we want to own our own generation and have it on rate base. Ideally, it's all regulated resources and own that generation. And the data centers typically aren't in the generation business, so we want to be that provider. And so ultimately that's where we want to get to your IRP question. Part of the beauty of getting some of these folks signed up, the IRP is scheduled for early 2026, and so if we can discuss the data center needs in that IRP, fantastic. And if not, we will talk about what our expectations are in that 5, 10, 20-year time horizon just from a low growth perspective. But that is getting much more hard to predict as well. And your point earlier in this industry is unique, you can't really justify having excess capacity on your system from an IRP perspective, but it's hard to attract that large load into your state without it. And so, your point is a good one, and I think all of us are trying to struggle. We're all struggling with that to a degree.
Ross Fowler (16:12):
Yeah, that makes sense. And then on long-term growth guides, you talked about you have the four to six, you talked about on the call with Black Hills, the five to seven opportunity. As you walk through the regulatory process, usually you would usually give us a normal cadence of a financial update and a growth update. Do you think about doing that individually for NWE or are you wait for everything to play out and then do it for the collective entity?
Brian Bird (16:38):
Yeah, I think what we're going to do is '26, our '26 plan is going to be standalone plan, knock on wood. Obviously, the deal would close sometime in '26. That'd be fantastic, but we have to plan as if it doesn't. And so, we're going to do what we typically do, give you some of the key drivers of the November EEI meetings and give you guidance for '26 in February.
Ross Fowler (17:02):
That's perfect. And then O&M costs, we should touch on that a little bit. O&M was up 8% because of wildfire insurance, right? That's been an increasing cost for everybody in the industry. How do you think about O&M moving forward, right? Where do you see cost control being most effective, less effective, and how do I think about that tenor of expenses?
Brian Bird (17:25):
No, I think what I would say I would expect wildfire expenses to somewhat level off. I don't expect to see, and I would argue that the insurance companies may have not caught up, if you will, in terms of what their costs associated with that. But I don't expect to see as big increases there. And from our perspective with our legislation and what we've done from an operating standpoint, I expect to see that to moderate a bit. I would tell you the other thing that's impacting our costs now is Yellowstone County operating expenses. And so, once we have a full year of that from an operating expense here in '26, those expenses, that increase won't be as big. I think Ross, we pride ourselves. I think it goes back to even our bankruptcy days and certainly I was there Crystal, our CFO was there, a lot of my team was there. We've been very cost control conscious throughout our time period and we're going to continue to be, I think that's important for our customers as much as our shareholders. And so, we'll continue to try to keep an eye on where O&M expenses are on a going forward basis. But we have to acknowledge prices have gone up and that's going to filter through our business to a degree, but I do not expect to see the same upon of increases, if you will, in '26 that we've seen.
Ross Fowler (18:38):
Yeah, there's kind of two unique step changes that are levering off, right? The wildfire insurance and the Yellowstone operations. Gotcha. Capital investment, all of this growth. Got to spend a lot of capital to meet that growth and that demand. Where do you see the most potential for upside? Is it transmission? Is it some of this IRP cell phone generation? Is it connected specifically to data centers or is there other stuff going on over here that because of data centers that once used to be as focused on. Contextualize where you see capital investment opportunities?
Brian Bird (19:14):
Well, first I'll start with electric transmission within this is primarily Montana. Within the state, we're doing quite a bit more transmission investment because we're getting a lot more power moving through the state. We've got three projects that we're working two of with Grid United, North Plains connector of course with many parties. But we're also working, let's call our M2I,l very originally named, Montana to Idaho line. And this is something we've looked at historically many, many years ago, but as we see it here today, in 2021, we started to see net importing of power into Montana. That was never a thing. And so, we're starting to see a much more transmission flows. And so that opportunity seems to be a very, very good one for us. You combine that if NPC ultimately happens, it really is strategic. I'd mentioned Path 80, that becomes very strategic. That's a tremendous amount of capital. You do. Any combination of those three. You mentioned data centers, obviously even if we're not involved upfront with the generation side to connect to our system, there's a tremendous amount of transmission opportunity, particularly for these large load customers. And so, there's a lot of opportunity on the gas transmission standpoint to serve our gas LDC business. We need to expand our investment. We have some of that in our existing plan, but there's other projects we're contemplating to add to that. And I will tell you, if you start seeing more gas power generation in state and needs, we're going to need to expand that. So even if someone else is building their own gas generation, if you will, how is that gas going to get there? Need gas to get there, you're going to need to boot the gas pipe and that is us. And so, there's a tremendous amount of opportunity in Montana. And so, I think those are the two that jump out at me. As you know, on the electric side particularly, a lot of that's FERC regulated. Certainly, that's helpful, if you will. So, a lot of opportunity there. We have some generation build in South Dakota right now, and we have an opportunity now to invest more based upon some things going on in SPP and needs for incremental generation we can build. So, there's opportunity above and beyond our plan.
Ross Fowler (21:32):

Yeah. So, you mentioned Brian a lot about transmission opportunities. North Plains Connector project is a big project, is moving forward, a lot of parties involved in it. It's a big line going a long way. Can you talk about the complexities of that? Maybe your portion of that project? Which portion are you actually in control of? How is that coming together?
Brian Bird (21:58):
Yeah, I think 10%, 300 megawatts, that's how you should think about it from our perspective, just ability to, two things. One, take advantage of different power price arbitrage, if you will, between two different regions. That's the obvious one for all parties. But for us it's also a means to connect our Montana system to our South Dakota system. You do connect SPP there. So, it's very strategic for us. Third, Colstrip, that is a connection point. And I look at Colstrip as not a power plant location. I look at Colstrip as an energy hub. And so, we are very, very keen on that project and we're keen on a lot of the other investment that's going to probably come along with it as a result of that.
Ross Fowler (22:39):
So, on transmission, because a lot of the capex you've talked about is different transmission projects, maybe when investors sometimes think about the transmission side, they think, okay, I got to site it, I got to permit. That takes a long time. That actually takes longer than it takes to build the line. Is that different in Montana and South Dakota, just given the topography you deal with?
Brian Bird (23:06):
Yeah. By the way, I think Grid United is doing a very nice job on that and they're very, very focused on that. We obviously, Montana's a big state and so when you say it's a long line, I kind of go, yeah, yeah, we've got lines that long. And so, they have been chipping away and I think the progress they've seen has been very, very good. So, I'm pleased with how that's going. I do have to tell you that there's a lot of parties involved. The thing that I’m most concerned about is the regulatory approvals that everyone needs to get to justify this investment. And the farther away you are from Colstrip, Montana, I think I'd argue that it's probably a little bit more hard, to get that approval. So, I think at the end of the day and the opportunity that it could provide for Montanans in terms of being able to capture lower price power through transmission investment, I think it's a great place for us to be.
Ross Fowler (23:58):
That's fantastic. And then we can't get away from a discussion with a Western Northwestern utility without talking about wildfires.
Brian Bird (24:05):
Oh, as you know, I'm a wildfire co-chair.
Ross Fowler (24:09):
Let's talk about a little bit newly passed legislation in Montana that, from my perspective, was very constructive. How does that impact your wildfire strategy as you move forward in the state? Or maybe it doesn't but maybe give us a view of your view of the legislation and then what you're doing around wildfires in the state.

Brian Bird (24:28):
Yeah, I mean House Bill 490, I'll be honest, it went better than I expected and it was practically unanimous approvals on bipartisan support. I think Montanans get wildfire and I think there's been some appreciation about what we've been trying to do on the wildfire front. And so, we had a tremendous amount of support in the state on that. It is good legislation, I'll pick on ChatGPT or whoever, pick your poison in terms of that. I think what we've pulled out of that as the two best state legislation is Utah and Montana. So, we're pretty pleased with that. But I have to tell you, there's more work to be done. It definitely deals with strict liability associated with wildfire for utilities, but we need to also get our plan approved by the commission and then that provides additional protections to us. And I will tell you, it's not only going to help us and our investors, but ultimately it's going to help our customers ultimately pay what's happening in California. Those utilities just aren't paying for those wildfire payouts if you will. Ultimately, customers are sharing that. We're protecting customers here too, with what we've done with this legislation. You combine that Ross with what my team has done on wildfire perspective. It's very, very impressive over the last two years where we've stood up situational awareness and we've deployed over four technologies, cameras, the whole nine yards to help protect us in the state. So, I sleep much better on the wildfire. Every utility is certainly going to have a risk to start wildfires, but today we feel much, much better our means to react to those and also to prevent as many as we possibly can.
Ross Fowler (26:15):
And having that plan approved by the commission with prudency and all of that is really, really important. So, well Brian, we're about at our time. Thank you for coming through this morning on the third day here and I hope the conference was good and it's always great to see you.
Brian Bird (26:28):
Alright. Thank you sir. Appreciate. See you.
# # #

Forward-Looking Statements
Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed transaction between NorthWestern and Black Hills, including future financial and operating results (including the anticipated impact of the transaction on NorthWestern’s and Black Hills’ respective earnings), statements related to the expected timing of the completion of the transaction, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger, including estimated rate bases, investment opportunities, cash flows and capital expenditure rates and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on NorthWestern and Black Hills’ current expectations, plans and estimates. NorthWestern and Black Hills believe these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.
All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of NorthWestern or Black Hills to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the risk that required regulatory approvals are subject to conditions not anticipated by NorthWestern and Black Hills, (4) the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of NorthWestern or Black Hills and the ability of NorthWestern or Black Hills to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against NorthWestern or Black Hills related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting NorthWestern’s and Black Hills’ businesses; (11) the evolving legal, regulatory and tax regimes under which NorthWestern and Black Hills operate; (12) restrictions during the pendency of the proposed transaction that may impact NorthWestern’s or Black Hills’ ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as NorthWestern’s and Black Hills’ response to any of the aforementioned factors.

Additional factors which could affect future results of NorthWestern and Black Hills can be found in NorthWestern Energy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Black Hills’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. NorthWestern and Black Hills disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of NorthWestern and Black Hills that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of NorthWestern and Black Hills in connection with the proposed transaction. Additionally, NorthWestern and Black Hills will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by NorthWestern or Black Hills through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of

NorthWestern or Black Hills at travis.meyer@northwestern.com or investorrelations@blackhillscorp.com, respectively.

Before making any voting or investment decision, investors and security holders of NorthWestern and Black Hills are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

NorthWestern, Black Hills and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of NorthWestern and Black Hills in connection with the proposed transaction. Information regarding the directors and executive officers of NorthWestern and Black Hills and other persons who may be deemed participants in the solicitation of the stockholders of NorthWestern or of Black Hills in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern and their ownership of NorthWestern common stock can also be found in NorthWestern’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. To the extent any such person's ownership of NorthWestern’s or Black Hills’ securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.